Mail Stop 0309	October 19, 2005

Mr. Adrian Crimeni
Principal Executive Officer
DuJour Products, Inc.
West 2809 Longfellow
Spokane, Washington  99205

Re:	DuJour Products, Inc.
	Registration Statement on Form SB-2, filed September 26, 2005
	File No. 333-128555

Dear Mr. Crimeni:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please disclose the termination date of the primary offering on the cover page of the prospectus.
2. Please delete the fourth paragraph on the prospectus cover page.
It is unclear to us what you mean by the "quoted price" since there is no market for your shares and you have already disclosed the offering price of $.025 per share. You can provide the information about broker dealers in the main body of the prospectus.
3. Please move your cross-reference to the risk factors to a more prominent location on the cover page, preferably no later than following the first two paragraphs.

Summary, pages 7-9

Description of Property, page 8
4. Please revise your disclosure to disclose who owns the office space that constitutes the company`s current business office.

Summary of Financial Information, page 9
5. Please revise your net loss calculation, May 14, 2004
(inception)
through June 20, 2005, to agree with the financial statements.

Risk Factors, pages 9-13

General
6. We note that you have 75,000,000 shares of authorized common stock and only 9,420,000 shares are currently issued and outstanding and only 13,920,000 will be issued and outstanding after the offering. Please also add a risk factor that addresses the risks of having such a large number of authorized but unissued common stock, including the risks that your management may issue additional stock without further stockholder approval, thereby causing dilution of current company stockholders. Please also discuss how future sales of your shares of stock may have a depressive effect on the market price of your stock.

"There is substantial doubt about Dujour`s ability to continue as a going concern." Page 9
7. Please revise to discuss the consequences of your going concern qualification in terms of your ability to raise capital.

"If we do not obtain additional financing, our business will fail, which will result in the complete loss of your investment." Page 9
8. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.
9. Please revise your disclosure in this risk factor to briefly describe what you mean by "sustain business operations." We note that you currently have no business operations. In addition, the revised disclosure will help investors better understand the impact of a change in your capital resources.
10. Please add to the risk factor at the top of page 13 the risks you may face associated with the following factors you mention here:
"stability of trade between the United States and Mainland China and the strength of the US dollar," and eliminate those references in this risk factor.

"Because the company anticipates operating expenses will increase prior to earning revenue, we may never achieve profitability." Page 9
11. To the extent practicable, please quantify the expected increase in operating expenses you discuss in this risk factor. We note that it appears you may have already quantified some of these expenses in your summary of the offering on page 8. Please revise your discussion here as well.

"Because the Internet will be one of the company`s main venues to showcase it`s product line, any significant changes to the Internet`s exisiting communications infrastructure may affect our ability to conduct business." Page 10
12. This risk factor is very generic. First, the statement, "may affect our ability to conduct business" in the risk factor heading is generic language and does not provide investors with specific disclosure of exactly how this risk will affect your business. Please revise to identify the specific and immediate effect to investors of the risk that you have identified. Second, this risk factor is also generic in that it could apply to almost any company that intends to use a website to conduct business. Please revise this risk factor to discuss how the mentioned risks related to the Internet infrastructure apply to your company`s future website and business model.

"Because the company`s officers and directors have other outside business activities, they may not be in a position to devote a majority of their time to company which may result in periodic interruptions or business failure." Page 11

"Because the executive officers do not have direct experience in the promotional products business, the company may never be successful in implementing its business strategy which will result in the loss of your investment." Page 11
13. We note your disclosure on page 20 that you currently have only 1 employee who is your sole officer and director. Please revise the plural references in these risk factors and throughout the prospectus so that they are consistent with the fact that you have only one employee.
14. Please add a risk factor that discusses your dependence on Mr. Crimeni, as he is the company`s sole employee, officer and director.


"We currently have no market for our shares, thus shareholders may be unable to sell their shares and even if a market should develop, the price may be volatile and shareholders may lose their entire investment." Pages 11-12
15. Please describe the circumstances that would have to occur before you would pursue a listing on the Over-The-Counter Bulletin Board.
16. Please separate your discussion of penny stocks into a separate risk factor with an appropriate heading that identifies the risk associated with penny stocks.
17. You state in this risk factor that your common stock "could be" considered to be a penny stock. Please revise your disclosure to clarify that if your stock has a market price of less than $5.00 per share, it will be considered a penny stock.

"Because our company`s management currently owns 74.3% of the outstanding common stock, investors may find decisions made by management contrary to their interests." Page 12
18. Because you currently have only 1 employee, Mr. Crimeni, who is your sole officer and director, he appears to be the company`s "management." Please revise the references in this risk factor and throughout the prospectus to "management," "they," "officers and directors" and other similar terms to refer to Mr. Crimeni or your officer/director. Please also add to your discussion any specific conflicts of interest you believe Mr. Crimeni may have with shareholders` interests.

Selling Security Holders, pages 16-17
19. Please tell us whether any selling security holder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

Plan of Distribution, pages 17-18
20. We note your statement that you are selling the shares only outside of the United States. Please confirm the accuracy of this statement and, if true, please disclose why you are registering the primary part of this offering.
21. We note your reference to "tombstones" in this section. Tombstones are generally referred to as advertisements placed by underwriters. Since this is not an underwritten offering, please provide us an explanation of your use of this term.

Business, pages 19-20
22. Please note that Item 101(c)(3) of Regulation S-B encourages you to provide your Internet address if available.
23. You state that the "promotional products industry in the United
States was estimated to be $17.3 billion dollars in 2004" on page
19.
To the extent practicable, please provide the actual size of the industry rather than an old estimate.
24. You cite to the following statistics about promotional products:

* "Over 29% of all sales of promotional products are what the industry calls wearables."
* "The largest market category for promotional products is business gifts, accounting for almost 18% of industry sales."
* "Trade show giveaways account for over 12% of industry sales." Please revise to identify the source of these statistics and provide us with marked copies of the documents containing these statistics.
25. Please expand your discussion of the line of products that will be under the two dollar range to explain what type of products will be in this category.

Management`s Discussion and Analysis or Plan of Operation, pages
21-
23
26. Please provide the plan of operation disclosure required by Item
303(a) of Regulation S-B. For example, you should explain your planned expenditures and financing needs for the next twelve months.
We may have further comments.
27. We note your reference to the sale of stock to Mr. Crimeni on February 17, 2004. Elsewhere in your prospectus, you indicate this sale occurred in 2005. Please revise.
28. Please revise your disclosure on page 23 to state the cumulative proceeds you received from the February 17, 2004 and the June 29, 2005 sales of your common stock.

Background of Officers and Directors, pages 23-24
29. Please revise your disclosure to include the dates of service for each experience you describe for Mr. Crimeni. Please also confirm to us that you have described his business experience during the past five years as required by Item 401(a)(4) of Regulation S-B.

Signatures, page 32
30. We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form SB-2. If Mr. Crimeni also serves as the controller or principal accounting officer, please designate him as
such and caption his signature as the controller or principal accounting officer in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.


Financial Statements

General
31. We note that your audit report was signed by an audit firm based in Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of
"International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217. Please tell us (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (3) where your management and accounting records are located and (4) where the majority of the audit work is conducted. We may have further comments.

Note 3.  Capital Stock, page F-8
32. Clarify in the disclosure if you issued or offered 10,000,000 shares in the private placement on November 1, 2004.


*	*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Allen at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director
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Mr. Adrian Crimeni
October 19, 2005
Page 1